Exhibit 4.7

FORM OF

PERFORMANCE AWARD AGREEMENT

FOR COASTAL FINANCIAL CORPORATION

2018 OMNIBUS INCENTIVE PLAN

                     (the “Participant”) is hereby granted a performance award (the “Performance Award”) by Coastal Financial Corporation (the “Company”) pursuant to the Coastal Financial Corporation 2018 Omnibus Incentive Plan (the “2018 Plan”). The Award is subject to the terms and conditions of the 2018 Plan and this Performance Award Agreement (“Award Agreement”).

1.	Number of Shares Subject to Your Performance Award:	shares, subject to adjustment as may be necessary pursuant to the 2018 Plan.

2.	Grant Date:	, 20

Unless sooner vested in accordance with Section 3 of the Terms and Conditions (attached hereto) or otherwise in the discretion of the Committee, the restrictions imposed under Section 2 of the Terms and Conditions will expire upon the satisfaction of the following performance criteria:

[Insert Performance Criteria]

The Participant will not begin to vest in the Shares granted, unless the performance requirements described below are achieved by the Company.

IN WITNESS WHEREOF, Coastal Financial Corporation, acting by and through the Committee, has caused this Award Agreement to be executed as of the Grant Date set forth above.

COASTAL FINANCIAL CORPORATION

By:
On behalf of the Compensation Committee
Accepted by Participant:

[Name]

Date

TERMS AND CONDITIONS

1.	Grant of Shares. The Grant Date and number of Shares underlying your Performance Award are stated on page 1 of this Award Agreement. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the 2018 Plan.

2.	Restrictions. The unvested Shares underlying your Performance Award (the “Restricted Shares”) are subject to the following restrictions until they expire or terminate.

(a)    Restricted Shares may not be sold, transferred, exchanged, assigned, pledged, hypothecated or otherwise encumbered.

(b)	If your employment or service with the Company or any Affiliate terminates for any reason prior to the expiration of the Restricted Period, other than as set forth in paragraph (b) of Section 3 hereof, then you will forfeit all of your rights, title and interest in and to the Restricted Shares as of the date of termination, and the Restricted Shares shall revert to the Company under the terms of the 2018 Plan.

(c)	Restricted Shares are subject to the vesting schedule and performance criteria set forth on page 1 of this Award Agreement.

3.	Expiration and Termination of Restrictions. The restrictions imposed under Section 2 will expire on the earliest to occur of the following (the period prior to such expiration being referred to herein as the “Restricted Period”):

(a)	Upon satisfaction of the Performance Criteria set forth on page 1, provided you are then still employed by or in the service of the Company or an Affiliate; or

(b)	Upon termination of your employment by reason of death or disability.

4.	Change of Control. Upon a Change of Control, the Restricted Shares shall be treated in accordance with Section 10 of the 2018 Plan

5.	Settlement of Performance Awards. Once the Shares are vested (see schedule on page 1), your Performance Award will be settled in cash or shares or any combination thereof.

6.	Voting and Dividend Equivalent Rights. As beneficial owner of the Shares, you have full voting and dividend equivalent rights with respect to the Shares during and after the Restricted Period. If you forfeit your rights under this Award Agreement in accordance with Section 2, you will no longer have any rights as a stockholder with respect to the Restricted Shares and you will no longer be entitled to receive dividends equivalent on the Shares.

7.	No Right of Continued Employment or Service. Nothing in this Award Agreement will interfere with or limit in any way the right of the Company or any Affiliate to terminate your employment or service at any time, nor confer upon you any right to continue in the employ or service of the Company or any Affiliate.

8.

Payment of Taxes. Upon vesting of the Performance Award the Committee is entitled to require as a condition of delivery: (i) that you remit an amount sufficient to satisfy any and all federal, state and local (if any) tax withholding requirements and employment taxes (i.e., FICA and FUTA), (ii) that the withholding of such sums come from compensation otherwise due to you or from Shares due to you under the 2018 Plan, or (iii) any combination of the foregoing. Any withholding shall comply with Rule 16b-3 under the Exchange Act or any amendments or successive rules. Outside Directors of the Company are self-employed and not subject to tax withholding.

9.	Plan Controls. The terms contained in the 2018 Plan are incorporated into and made a part of this Award Agreement and this Award Agreement shall be governed by and construed in accordance with the 2018 Plan. In the event of any actual or alleged conflict between the provisions of the Plan and the provisions of this Agreement, the provisions of the Plan will control.

10.	Successors. This Award Agreement shall be binding upon any successor of the Company, in accordance with the terms of this Award Agreement and the 2018 Plan.

11.	Severability. If any one or more of the provisions contained in this Agreement is deemed to be invalid, illegal or unenforceable, the other provisions of this Agreement will be construed and enforced as if the invalid, illegal or unenforceable provision had never been included in this Agreement.

12.	Notice. Notices and communications under this Agreement must be in writing and either personally delivered or sent by registered or certified United States mail, return receipt requested, postage prepaid. Notices to the Company must be addressed to:

[INSERT]

or any other address designated by the Company in a written notice to you. Notices to you will be directed to your address as then currently on file with the Company, or at any other address that you provide in a written notice to the Company.